Tidal Trust II
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

December 1, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment Nos. 383 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 29, 2025, with respect to the Amendment and the Trust’s series, the Defiance SCHD Target 15 Income ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not defined herein shall have the meaning set forth in the Amendment.

As noted in response to Comment 1 below, the Fund’s name will be revised as reflected in the corresponding response.

1.	Please revise the Fund’s name to reflect that the Fund is targeting 15% distributions.

Response: The Trust notes that the Fund’s name has been changed to the “Defiance U.S. Dividend Equity, Target 10, Paid Weekly ETF” and its annual cash distribution target has been changed to 10%. Revisions to the Fund’s prospectus reflecting these changes have been provided to the Staff under separate cover.

2.	The Fund’s investment strategy disclosure needs to be revised to be consistent with Staff’s comments to the YieldMax Target 25 ETFs’ registration statement. In particular, the disclosures must be revised to reflect the more precise use of the terms “premium” and “income.”

Response: The Trust confirms that the Fund’s investment strategy has been revised accordingly. Please see the revised investment strategy disclosures provided under separate cover.

3.	Please confirm the Fund’s fundamental investment restriction on concentration, which appears to differ from that of SCHD.

Response: The Trust confirms the Fund’s fundamental investment restriction on concentration, which states that it does not concentrate in any industry or group of related industries, is correct as written since the index tracked by SCHD does not concentrate in any industry or group of related industries.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino
General Counsel
Tidal Investments LLC